Exhibit 1

FREE TRANSLATION

Buenos Aires, December 1, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Absorption of Sofora Telecomunicaciones S.A.; Nortel Inversora S.A. and Telecom
Personal S.A. (the Absorbed Companies) by Telecom Argentina S.A. (the Surviving
Company) (The “Reorganization”)

Act of transfer of the operations of the Absorbed Companies to the

Surviving Company

Mariano Ibañez, in his character of Chairman of Telecom Argentina S.A. (“Telecom Argentina”) and Baruki Gonzalez, in his character of Chairman of Nortel Inversora S.A. (“Nortel”) and of Telecom Personal S.A. (“Telecom Personal”), are pleased to inform, continuing to what was informed in the note dated last November 27.

In this respect, we inform that having satisfied all of the conditions to which the Reorganization was subject according to Section five of the Preliminary Reorganization Agreement, today we have subscribed along with the Chairman of Sofora Telecomunicaciones S.A. (Sofora) the Act of transfer of the operations of the Absorbed Companies to the Surviving Company, which complements the Final Reorganization Agreement subscribed on November 13, 2017.

As a consequence, as contemplated in the Preliminary Reorganization Agreement and in the Final Reorganization Agreement, as of 12:00 am on December 1, 2017, the Reorganization has been effective.

Sincerely,

Telecom Personal S.A. Nortel Inversora S.A. Baruki Gonzalez Chairman	Telecom Argentina S.A. Mariano M. Ibañez Chairman